Creative Realities, Inc.

13100 Magisterial Drive, Suite 100

Louisville, KY 40223

October 22, 2024

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone

Re:	Creative Realities, Inc.

Registration Statement on Form S-3

File No. 333-282703

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Creative Realities, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on October 24, 2024, or as soon as practicable thereafter.

If you have questions or comments regarding this request, please contact Bradley A. Pederson of Taft Stettinius & Hollister LLP, counsel to Company, at (612) 977-8538. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Pederson. The Company authorizes Mr. Pederson to orally modify or withdraw this request for acceleration in accordance with Rule 461.

Very truly yours, CREATIVE REALITIES, INC. By: /s/ Will Logan Will Logan Chief Financial Officer